

SupChina

Investor Presentation
October 2021

Investors should always conduct their own due diligence, not rely on the financial assumptions or estimates displayed herein, and should always consult with a reputable financial advisor, attorney, accountant, and any other professional that can help them to understand and assess the risks associated with any investment opportunity. Any investment involves substantial risks. Major risks, including related to the Equity Protection and/or the potential loss of some or all principal, are disclosed in the private placement memorandum for each applicable investment.

The above may contain forward-looking statements. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in the above depending on a variety of factors. All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable laws, we undertake no obligation to update any information contained above or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of the publishing of the above.



Overview



1.

SupChina is a New York-based, China-focused news, information, and business services platform.

We inform and connect a global community of more than 3 million monthly active China-focused business, investment, government, academic, and media professionals.



"A jewel in the crown of China reporting. I look to it daily... It adds so much insight into the real China."

Max Baucus
Former U.S. Ambassador to China

Three things will define the next phase of human history

The environment



Artificial intelligence
(or something like it)



and China



(and China largely determines the first two...)

Some platforms cover China among many other topics, but they only hit the major stories and miss a lot of the nuance.

Others cover China deeply, but are too narrowly focused, too biased, too old, or subject to Chinese government control.



We believe no one covers China as well, is as well-respected, and is as widely distributed as SupChina.

Our goal over the next two years, is that SupChina
will not be just "a website about China."

We intend to be *the* platform for China.



Our Platform

2.

SupChina

Our media platform











WEB, SOCIAL, & VIDEO	PODCASTS	NEWSLETTERS	LIVE / DIGITAL EVENTS	SUBSCRIBERSHIP GROWTH
2M	**210K**	**350K**	**5,000**	**55%**
MONTHLY VIEWERS	MONTHLY LISTENERS	MONTHLY SENDS	ANNUAL ATTENDEES	YoY GROWTH

SupChina

We reach decision makers

Our readers make decisions on behalf of the largest companies, governments, and organizations in the China-focused world.











Deloitte.

BILL & MELINDA GATES foundation

HARVARD UNIVERSITY

The Nature Conservancy

Google

保尔森基金会 PAULSON INSTITUTE

UBS

DEPARTMENT OF STATE · UNITED STATES OF AMERICA

Business
Finance, 66
Consulting, 57
Technology, 20
Legal Services, 15
PR and Communications, 13
Healthcare/Pharma
Consumer Goods
Environment
Industrial
Academia
Academia
Nonprofit
Nonprofit
Media/Journalism
Media/Journalism
Government, Trade, ThinkTank
International Trade & Development
Government
Think Tank
Others
Unknown
Art, 3

Event attendee breakdown from 2021 Women's Conference.

An integrated news, data, and services platform

SupChina began in 2016 as a China-focused news aggregator.

We then began producing independent journalism of our own, launched a podcast, and we were early in the paid newsletter game. We hosted our first conference in late 2017.

With a large core audience of professionals interested in China, we realized there were adjacent opportunities to monetize that audience for higher-priced tiered premium subscriptions, data and research, and consulting work.

We now operate an integrated Customer Lifetime Value funnel that monetizes all users — from casual readers through to B2B corporate clients.

Business Lines & Revenue Models



Free content
Audience acquisition

Premium content
Deliver value

Live events
Build community

Consulting marketplace
Create outcomes

Podcasts Video Long-form Newsletters Social media

Premium Analysis 24/7 Online Community

CEO Dinners, Conferences, Live Podcasts, & More

Opportunities, Services, & Recruiting

Revenue Model

Sponsorship / Advertising

Subscription Fees

Ticket Sales, Sponsorship

Transaction Fees (15% of services)

Growth

Monetization

This customer lifetime funnel is not hypothetical or aspirational.

We are experiencing growth at every stage of the funnel.

55% average Year over Year growth in subscribership at all levels from 2018-2021.

Monthly
SupChina *Access*

Know China better and support independent journalism.

$10 per month

ONE-MONTH TRIAL FOR $1

✓ Members-only daily newsletter

✓ Unlimited premium content

✓ Five years of archives, including daily history of *all* China news

Invitation to the 24/7 global Slack channel

Access to industry-focused events and discounts to SupChina Annual Conferences

Annual
SupChina *Access*

Know China better and support independent journalism.

$99 per year
Best value: save $21 per year

ONE-MONTH TRIAL FOR $1

✓ Members-only daily newsletter

✓ Unlimited premium content

✓ Five years of archives, including daily history of *all* China news

Invitation to the 24/7 global Slack channel

Access to industry-focused events and discounts to SupChina Annual Conferences

Premium
SupChina *Pro*

Get a true edge on China as it reshapes the modern world.

$450 per year

SUBSCRIBE

All of the benefits of ACCESS, plus:

ChinaEdge – an **interactive database** and analysis of 100+ leading Chinese companies

✓ Quarterly conference calls with experts of your choosing

✓ Bespoke coverage of topics & themes *per your request to our editorial team*

Free attendance to *all* SupChina events and conferences throughout the year

And more being added every day.

Events have generated surprising growth in corporate sponsorship and premium networking tickets even in online-only formats during the pandemic.


HOW WOMEN
ARE SHAPING THE
RISING GLOBAL
POWER
SUPCHINA WOMEN'S
CONFERENCE 2021
May 12, Conference
7:00PM - 9:30 PM EDT
May 13, Gala
7:00PM - 9:00 PM EDT
ALL ONLINE
Connie Chan
Wei Sun Christianson
Wan Ling Martello
Jenny Ming
Angela Chao
Anna Fang

2021 Women's Conference

Tickets sold for: $50 / $500 / $5,000

Corporate sponsorships from $2,500-$30,000

$17T in AUM represented by attendees' companies


Navigating
Competitive
Interdependence
Nov 10-11, 2021
NEXTChina Conference '21
SupChina

2021 NEXTChina Conference

Tickets selling for: $250 / $500

5 corporate sponsors and counting

$14T in AUM represented by last year's attendees' companies

Our consulting marketplace, where we connect clients with China-based professional service providers, has experienced 500% growth in 2021 YTD vs. 2020.



SupChina
NEWSLETTERS
PODCASTS
EVENTS
OPINION
SOCIETY & CULTURE
FOREIGN AFFAIRS
DOMESTIC NEWS
BUSINESS & TECH
My Account
China Consulting Marketplace
SupChina connects leading China consultants with companies, investors, and organizations who need China-related support.
START A PROJECT
BECOME A CONSULTANT
1. Create a project
Define your scope of work, timeline, budget, and ideal consultant profile.
2. Review candidates
We will provide you a shortlist of relevant candidates or teams and you choose which to consider.
3. Solve problems
We handle the paperwork, you and the consultant get down to business.

We are beta testing two new B2B database products

China News Database — a proprietary, filterable archive of all major and trustworthy news coverage of China in the past 5 years.

SUPCHINA PRO
China News Database
The China Internet Archive was last updated at 07:17PM on September 14, 2021.
Search Archive
All sources
Select date
Select tag
Select section
APPLY FILTERS
Reset all filters
36,879 articles matching the search query.
1 2 3 4 5 ... 1470
IAEA to send experts to Japan in December to review Fukushima water release plan
A plan to release radioactive water from the Fukushima nuclear plant into the Pacific Ocean will be examined in December by international experts sent by the International Atomic Energy Agency (IAEA), Japan's industry ministry said on Thursday.
September 9, 2021 Source: Reuters
China ramps up South China Sea drills and tests ability to take islands
PLA exercises in contested waters coincide with rising tension with the US military and its insistence on freedom-of-navigation operations in the region.
September 9, 2021 Source: South China Morning Post
HONG KONG
A family has been trying to get back to Hong Kong for a year. Is this the moment?
The Bordias have been trying to return to Hong Kong, their home of 13 years, from India, where they traveled early in the pandemic. But their journey has become a game of transoceanic Whac-A-Mole.
September 9, 2021 Source: The New York Times
Commodity Boom Pushes China's Factory Inflation to 13-Year High
China's factory-gate prices rose in August at the fastest pace since the global financial crisis in 2008, exacerbating cost

ChinaEdge DB — an interactive database of Chinese companies, industries, and executive – and the relationships among them..

SupChina //EDGE
VISIT SUPCHINA.COM
REQUEST A COMPANY PROFILE
Chinese companies, industries, and technologies – explained.
Contextual analysis, news tracking, and data on the Chinese economy.
Search for any China-based company
Featured Profiles
AUTOMOTIVE
NIO
Revenue: USD $1.12 B | Total assets: USD $2.1 B | Employees: 7,442
Discover NIO →
Explore by Industry
Internet
Baidu
Bilibili
Electric Vehicle
NIO
BAIC BJEV

Competitive Landscape,
The Fundraise, and Use of Funds



3.

China-focused Media Landscape

	Location	Model	Revenue	Investment Raised to Date	# of employees	Monthly reach	Notes
SCMP	HK	Ads, subscription	>$200M	>$200M	1,225	11.1M	• China-based • Large, old, bloated • Financially struggling urgently
Sinocism	DC	Email-only subscription	~$750k	$0	1	25k	• No website • No original content • One-man newsletter shop
Radii	SH	Sponsored Content	<$100k	Unknown	16	400k	• Pop culture only • No revenue • China-based • Employees jumping ship in 2021
Technode	BJ	Subscription	~$150k	None, they are 'content marketing' for their parent company	17	250k	• Tech-only content • Limited revenue • Employees jumping ship in 2021 • China-based
Sixth Tone	BJ	None	China govt. operated	China Govt. supported	Unknown	Unknown	• State-run
The Wire China	Boston	Subscription only	$150-200k	$1-2M	8	100-200k	• Brand new • Strong editorial team • Limited track record and growth
SupChina	NYC	Sponsored content + subscription	$900k *2021 run-rate	$6M	13	2M	• Comprehensive content & operations • Diversified revenue streams

SupChina

The Ask

We are raising money to cement our lead position, edge out or "acqui-hire" our competitors, and scale our growing revenue streams.

Deal Details

Amount raising: $5M
Pre-money valuation: $45M

Potential exit strategies:

- Trade sale to larger media company
- Dividend disbursements when profitable
- Private equity buyout
- Private sale of your shares to another private buyer (after one-year lockup period ends)

2021-22 Strategic Roadmap

- Launch and scale new product lineup

  - China Companies Database -- interactive database of all important and up-and-coming Chinese companies, their ownership structures, and news and data tracking on all companies (currently in beta testing / soft launch -- new features being released soon and going behind a paywall at that time)
  - China Who's Who Database -- interactive database of all important government and corporate executives and committees / organizations
  - China Org Charts / Relationship Mapping -- interactive interface that combines the data from the companies, government entities, and individuals to show how they are all related
  - China News Database -- a proprietary database of all important China-related news articles from past 5+ years, tagged / sorted / structured to make China-related research easier and better

- Scale up sales and marketing operations

  - Increase advertising budget significantly to drive new readership and subscribers
  - Increase sales team to ramp up corporate and other group subscription sales
  - Increase corporate sponsorship revenue for events / conferences, custom content, and business services
  - Hire and grow our audience growth and audience engagement team to increase revenue from regular (i.e. non-corporate) subscribers

- Grow large-scale content and event partnerships (i.e. partner to produce new podcast with large bank or insurance company, host DC-based "China policy" summit with leading China and U.S. experts, etc.)

Intended Use of Funds

The below use of funds breakdown can be applied proportionally at any dollar value of fundraise.

- Technology and product development: 25%

- Content, data, and analysis (aka the ongoing content for the products and platforms): 30%

- Sales, marketing, and advertising: 30%

- Conferences / events / partnerships: 10%

- General, rent, admin: 5%

The Team and Our Work



4.

The Team



Anla Cheng

Founder and CEO



Bob Guterma

Chief Operating Officer



Jeremy Goldkorn

Editor in Chief and Sinica
Podcast Co-Host



Kaiser Kuo

Sinica Podcast Founder and
SupChina Editor at Large



Jesse Emanuel

Director of Events



Josephine Lau

Director of The Serica Initiative
(SupChina's non-profit arm)



Anthony Tao

Managing Editor



Lucas Niewenhuis

Newsletter Editor



Jiayun Feng

Associate Editor



Alex Urist

Director of Business
Development and Sales



Luke Springer

Video Production



Chang Che

Business & Technology Reporter

In the past year, we have....

Published 2,098 articles written by 127 authors and read by 1.8 million people


SupChina
presents
The 2021 Red Paper
SupChina's guide to the critical issues in China news for 2021. You can't understand the world without understanding China, and you can't understand China today without knowledge of these critical issues.
Explore the Red Paper
Share the Red Paper
About
SupChina.com








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SupChina

Hosted 35 events for 5,038 attendees

All-star lineup of webinars for business decision-makers

A SupChina Online Event

Beijing's tech crackdown: Is it a good time to buy?

Tuesday, August 17, 2021
2:00 - 2:30pm EDT

SupChina

Wendy Chen
Head of Asia,
Kingdon Capital

Ted Wang
CIO,
Puissance Capital

Bob Guterma
COO,
SupChina

A China Corner Office Live Podcast

U.S.-China business outlook for 2022 and beyond

Thursday, August 12, 2021
1:00 - 2:00 PM (EDT)

CHINA CORNER OFFICE
USCBC

Craig Allen
President,
The US-China
Business Council

Christopher Marquis
Cornell University
Samuel C. Johnson
Professor,
Entrepreneurship
and Global Enterprise

SupChina CEO Webinar

Asia focused PE leader on his new book, *Money Games* and market outlook

Thursday, Dec10, 2020
8:00 - 9:00 PM (EST)

supchina direct

Weijian Shan
Chairman and CEO, PAG Group
Bestselling author of *Money Games* and *Out of the Gobi*

SupChina CEO Webinar

Venture Capital in China

Wednesday, August 5, 2020
12:00 - 1:00 PM (EDT)
A Free Event

supchina direct

Gary Rieschel
Founder and Managing Partner
at Qiming Venture Partners

SupChina CEO Webinar

The post-COVID consumer in China and the rest of the world - an early readout

Thursday, June 25, 2020
5:00 - 6:00 PM (EDT)
A Free Event

L CATTERTON   supchina direct

Stephen Roach
Senior Fellow at Yale
University and former
Chairman of Morgan
Stanley Asia

Michael Chu
Co- CEO and Founder
of L Catterton,
largest global
consumer PE firm

A China Corner Office Live Podcast

VC and Impact Investing in China: Investing in a Time of Uncertainty

Tuesday, October 27, 2020
9:00 - 10:00 AM (EDT)

THE SERICA INITIATIVE

Virginia Tan
Founding Partner
and CEO,
Teja Ventures

Christopher Marquis
Cornell University
Samuel C. Johnson
Professor in
Entrepreneurship
and Global Enterprise

SupChina

Including two flagship conferences in 2020

SupChina flagship annual conferences have been held online since the beginning of the pandemic in 2020 when had more than 5,000 even participants. We have continued in 2021 with the online format, reaching record numbers of people.



NEXTChina
Nov 11 - 12, 2020
ELECTION 2020
A NEW ERA IN U.S.-CHINA RELATIONS?
SupChina
USCBC



HOW WOMEN ARE SHAPING THE RISING GLOBAL POWER
SUPCHINA WOMEN'S CONFERENCE 2020
Sept. 9, Conference
9:00AM - 12:00PM EDT
Sept. 10, Gala
5:00PM - 8:00PM EDT
ALL ONLINE
AMY CHUA Yale Professor and Author
PAULINE BROWN Former Chairman LVMH
YANG LAN Chairperson Sun Media
JANE SUN CEO Ctrip, Trip.com
STELLA LI President BYD
JANET YANG Award-Winning Hollywood Producer
DEBORAH LEHR Executive Director Paulson Institute

Released 252 podcast episodes from 10 shows that were downloaded more than 2.1 million times





















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